Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD COMPLETES CDN$250 MILLION PREFERRED SHARE ISSUE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, September 12, 2012 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) announced today the completion of its previously announced Class A Preference Shares, Series 34 issue in the amount of CDN$250,000,000.

Brookfield issued 10,000,000 Series 34 Shares at a price of CDN$25.00 per share, for total gross proceeds of CDN$250,000,000. Holders of the Series 34 Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 4.20% annually for the initial period ending March 31, 2019. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.63%. The Series 34 Shares will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BAM.PF.B.

Brookfield Asset Management Inc. is a global alternative asset manager with over $150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

1 |  Brookfield Asset Management Inc.